UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CureVac N.V.

(Name of Subject Company)

CureVac N.V.

(Name of Person Filing Statement)

Ordinary shares, par value €0.12 per share

(Title of Class of Securities)

N2451R105

(CUSIP Number of Class of Securities)

Marco Rau

Executive Vice President Legal & Compliance / General Counsel

Friedrich-Miescher-Strasse 15, 72076

Tübingen, Germany

+49 7071 9883 0

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Howard Ellin

June Dipchand

Stephan Hutter

Holger Hofmeister

Skadden, Arps, Slate, Meagher & Flom LLP

One Manhattan West

New York, NY 10001-8602

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by CureVac N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands having its registered office (statutaire zetel) in Amsterdam, the Netherlands, registered with the Dutch trade register under number 77798031 (the “Company” or “CureVac”) on October 21, 2025 with the U.S. Securities and Exchange Commission (the “SEC”) (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the exchange offer (the “Offer”) by BioNTech SE, a European stock corporation (Societas Europaea) organized under the laws of Germany and the European Union, registered with the commercial register at the district court of Mainz under HRB 48720 (“Buyer” or “BioNTech”), and the Tender Offer Statement on Schedule TO, filed by Buyer with the SEC on October 21, 2025 (together with the exhibits thereto, as may be amended from time to time, the “Schedule TO”), pursuant to which Buyer is offering to exchange each ordinary share, par value €0.12 per share, of the Company validly tendered and not properly withdrawn pursuant to the Offer for the right to receive (such consideration, the “Offer Consideration”) a number of American Depositary Shares of BioNTech (“BioNTech ADSs”), each representing one BioNTech ordinary share. Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9.

Since the filing of the Schedule 14D-9 with the SEC on October 21, 2025, two complaints have been filed as individual actions in the Supreme Court of the State of New York by purported shareholders of the Company against the Company and the Supervisory Board Members in connection with the Transactions: Miller v. CureVac N.V., et al., No. 659584/2025 (Sup. Ct. N.Y. Cnty. Filed Nov. 5, 2025); and Thompson v. CureVac N.V., et al., No. 659589/2025 (Sup. Ct. N.Y. Cnty. Filed Nov. 5, 2025) (together, the “Shareholder Litigation”). The Shareholder Litigation alleges negligence and negligent misrepresentation and concealment claims under New York common law relating to the Schedule 14D-9. The plaintiffs in the Shareholder Litigation seek (i) injunctive relief preventing the consummation of the Transactions until such time that the Supervisory Board Members have disclosed the information demanded by the plaintiffs in the Schedule 14D-9; (ii) actual and punitive damages or rescission in the event the Transactions are consummated; (iii) an award of plaintiffs’ fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses; and (iv) a grant of such other and further relief as the court deems just and proper.

Additionally, between October 28, 2025 and the date of this Amendment, the Company has received fifteen demand letters (collectively, the “Demand Letters”, and together with the Shareholder Litigation, the “Litigation Matters”) from purported shareholders of the Company generally alleging that the Schedule 14D-9 contains alleged misstatements and omissions in violation of federal securities laws and state and common law. The Demand Letters demand that the Company, the Supervisory Board and/or the Management Board issue certain corrective or supplemental disclosures.

If additional demand letters are received or additional complaints are filed, absent new or different allegations, the Company may choose not to announce such additional letters or filings.

The Company believes that the allegations in the Litigation Matters are without merit and that no further disclosures are required or necessary to supplement the Schedule 14D-9 under applicable laws. However, in order to avoid the risk of the Litigation Matters delaying or adversely affecting the Transactions and to minimize the costs, risks and uncertainties inherent in litigation, and without admitting any liability or wrongdoing, the Company has determined to voluntarily make the following supplemental disclosures to the Schedule 14D-9, as described in this Amendment. Nothing in this Amendment shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Litigation Matters and that any additional disclosure was or is required or material.

The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the bolded and underlined text to the third full paragraph starting on page 29 in Item 4(d) “Opinion of the Company’s Financial Advisor – Goldman Sachs Bank Europe SE”:

“Illustrative Discounted Cash Flow Analysis. Using the Company Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company to derive a range of illustrative present values per Company Share. Using the mid-year convention for discounting cash flows and discount rates ranging from 15.0% to 19.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2025 (i) estimates of unlevered free cash flow for the Company for the last three quarters of the fiscal year 2025 and the fiscal years 2026 through 2050 as reflected in the Company Projections and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from (4.0)% to 0.0%, to a terminal year estimate of the unlevered free cash flow to be generated by the Company of approximately €691 million, as reflected in the Company Projections. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Company Projections. Utilizing its professional judgement and experience, Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model, which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the Company, as well as certain financial metrics for the United States financial markets generally.”

2.	By removing the strikethrough text and adding the bolded and underlined text to the first full paragraph on page 30 in Item 4(d) “Opinion of the Company’s Financial Advisor – Goldman Sachs Bank Europe SE”:

“Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then ~~subtracted from~~ added to the range of illustrative enterprise values it derived for the Company the amount of the Company’s ~~debt and added the amount of the Company’s cash, in each case,~~ net cash of approximately €438 million as of March 31, 2025, as provided by and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of the Company of approximately 227.6 million Company Shares as of June 11, 2025, as provided by and approved for Goldman Sachs’ use by the management of the Company, using the treasury stock method, to derive a range of illustrative present values per share ranging from $3.46 to $4.98.”

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.

By removing the strikethrough text and adding the bolded and underlined text to the tables (including the footnotes) on page 35 in Item 8(c) “Certain Financial Projections Utilized by the Company Boards and Goldman Sachs” – “Summary of Company Projections”:

	Year Ending December 31,
	2025P	2026P	2027P	2028P	2029P	2030P	2031P	2032P	2033P	2034P	2035P	2036P	2037P
	Euros in millions
Revenue(1)	23	5	15	234	9	299	55	64	65	66	115	255	376
Product COGS(2)	-	-	-	-	-	-	-	-	-	-	(9)	(38)	(61)
Corporate COGS(2)	(1)	(0)	-	-	-	-	-	-	-	-	-	-	-
Product R&D(3)	(1)	(4)	(10)	(12)	(20)	(21)	(25)	(29)	(31)	(50)	(75)	(84)	(72)
Platform R&D(3)	(14)	(14)	(14)	(14)	(15)	(15)	(15)	(15)	(16)	(16)	(17)	(17)	(17)
Product License Cost(4)	(0)	(0)	-	-	(0)	(0)	-	(0)	-	(1)	(2)	(2)	-
Product Launch Cost(5)	-	-	-	-	-	-	-	-	(16)	(24)	(15)	(10)	-
Product M&S(6)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(19)	(32)	(38)
Corporate M&S(6)	(63)	(55)	(53)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)
Royalties(7)	(1)	(0)	(0)	(3)	(0)	(2)	(1)	(1)	(1)	(1)	(2)	(6)	(9)
Other Operating Income(8)	(1)	3	3	-	-	-	-	-	-	-	-	-	-
Adjusted EBIT(9)	(60)	(68)	(62)	163	(67)	218	(28)	(24)	(41)	(68)	(63)	28	139
Taxes(10)	-	-	-	-	-	-	-	-	-	-	-	-	-
Change in NWC(11)	26	7	9	-	-	-	-	-	-	-	(5)	(14)	(12)
Product Capex(12)	-	-	-	-	-	-	-	-	-	-	(1)	(6)	(9)
Group Capex(12)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Capex(12)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(5)	(9)	(13)
D&A(13)	5	5	5	5	5	5	5	5	5	5	4	9	12
Delta to Budget(14)	(68)	(81)	(80)	-	-	-	-	-	-	-	-	-	-
Adjusted Free Cash Flow(15)	(100)	(140)	(132)	165	(65)	220	(26)	(21)	(39)	(66)	(68)	13	127

	Year Ending December 31,
	2038P	2039P	2040P	2041P	2042P	2043P	2044P	2045P	2046P	2047P	2048P	2049P	2050P
	Euros in millions
Revenue(1)	461	766	1,101	1,406	1,530	1,683	1,806	1,879	1,794	1,891	1,881	1,529	1,560
Product COGS(2)	(81)	(142)	(209)	(275)	(300)	(330)	(355)	(370)	(353)	(372)	(371)	(301)	(312)
Corporate COGS(2)	-	-	-	-	-	-	-	-	-	-	-	-	-
Product R&D(3)	(45)	(44)	(45)	(44)	(45)	(44)	(45)	(44)	(45)	(44)	(45)	(44)	(45)
Platform R&D(3)	(18)	(18)	(19)	(19)	(19)	(20)	(20)	(21)	(21)	(22)	(22)	(22)	(23)
Product License Cost(4)	-	-	-	-	-	-	-	-	-	-	-	-	-
Product Launch Cost(5)	-	-	-	-	-	-	-	-	-	-	-	-	-
Product M&S(6)	(43)	(72)	(100)	(130)	(139)	(154)	(166)	(179)	(177)	(188)	(188)	(152)	(158)
Corporate M&S(6)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)	(39)
Royalties(7)	(9)	(9)	(9)	(9)	(9)	(9)	(9)	(7)	(2)	(1)	(1)	(1)	(1)
Other Operating Income(8)	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted EBIT(9)	227	443	681	890	979	1,086	1,171	1,220	1,158	1,226	1,215	969	982
Taxes(10)	-	-	-	-	(159)	(322)	(347)	(362)	(343)	(363)	(360)	(287)	(291)
Change in NWC(11)	(10)	(30)	(33)	(33)	(12)	(15)	(12)	(7)	8	(10)	1	35	(6)
Product Capex(12)	(12)	(21)	(31)	(41)	(45)	(50)	(53)	(55)	(53)	(56)	(56)	(45)	(47)
Group Capex(12)	(3)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(5)
Capex(12)	(16)	(25)	(35)	(45)	(49)	(53)	(57)	(59)	(57)	(60)	(60)	(50)	(51)
D&A(13)	15	24	33	43	46	51	54	57	54	57	57	47	49
Delta to Budget(14)	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted Free Cash Flow(15)	216	411	646	855	805	746	809	848	820	849	853	715	682

General Note: All line items are non-IFRS and non-GAAP financial measures, except as otherwise indicated in the footnotes below.

(1) Revenue – The Company calculates Revenue in accordance with IFRS. The Company’s revenue has consisted of upfront licensing payments, product sales, and compensation for research and development services, the majority of which relate to the Company’s license and collaboration agreements.

(2) Cost of Goods Sold – Product COGS includes direct costs for producing goods - materials, labor, and manufacturing. Corporate COGS captures centralized overhead supporting overall business operations.

(3) Research and Development – The Company’s investment in Product R&D reflects projected expenditures aimed at advancing and differentiating its pipeline of products, encompassing costs related to materials, labor, intellectual property protection, and third-party services. Similarly, Platform R&D represents strategic spending to enhance the Company’s core technology platforms, supporting scalability and long-term innovation.

(4) Product License Cost – The cost incurred to obtain legal rights to develop, manufacture, or sell a product or technology (e.g. licensing fees, royalty prepayments, option fees, technology access charges).

(5) Product Launch Cost – The cost associated with preparing and executing the commercial release of a product (e.g. marketing and promotional campaigns, sales force training and deployment, distribution setup, regulatory and market access activities, medical education and outreach).

(6) Marketing and Sales – Product M&S covers direct and indirect expenses tied to selling and promoting products. Corporate M&S includes centralized efforts like global campaigns, brand strategy, sales tools, training, and market insights that support enterprise-wide growth.

(7) Royalties – The royalties payable by the Company to licensors and other parties.

(8) Other Operating Income – The Company’s revenue generated from sources other than its normal revenue-generating business operations, calculated in accordance with IFRS.

~~(2)~~ (9) Adjusted Earnings Before Interest and Taxes – Adjusted EBIT ~~is a non-IFRS and non-GAAP financial measure and refers to earnings before interest and taxes. It~~ represents operating results before deduction of interest and taxes and thus serves as a measure of operational performance independent of capital structure and tax influences. Adjusted EBIT is calculated by removing non-recurring, irregular, or non-operational items from IFRS-EBIT reflected in compliant financial filings. Operating expenses include cost of goods sold (COGS), research and development expenses (R&D), product license cost, product launch cost, marketing and sales cost (M&S), ~~selling, general, and administrative expenses (SG&A),~~ royalties, and other operating income, each described in more detail in the footnotes above.

(10) Taxes – The income tax payable by the Company.

(11) Change in Net Working Capital – Change in NWC refers to the net change in the Company’s current assets and liabilities over its financial year.

~~(3)~~ (12) Capital Expenditures – Capex includes all capital expenditures for the acquisition, expansion, or maintenance of long-term assets such as property, plant and equipment or intangible assets. Furthermore, Capex is reported in the cash flow statement distinguishing between product-specific investments (Product ~~c~~Capex) and investments for broader infrastructure and corporate ~~capex~~ needs (Group Capex). Product Capex refers to capital expenditures that are directly attributable to a specific product to support the development, production, or enhancement of a product e.g., production equipment dedicated to a specific product (e.g., mRNA, LNP, pDNA), technology platforms developed for a product line, and licensing costs tied to product-specific technologies (e.g., Acuitas license). Group ~~c~~Capex includes investments in broader categories like Facility Capex (general infrastructure) or Corporate Capex (e.g., IT, administration).

(13) Depreciation and Amortization – D&A refers to the cost of the Company’s tangible (depreciation) and intangible (amortization) assets spread over their estimated useful lives.

(14) Delta to Budget – The reconciliation between the Company’s bottom-up management plan and the Company’s approved budget 2025 – 2027 for the years covered by the budget (2025 – 2027).

~~(4)~~ (15) Adjusted Free Cash Flow – ~~is a non-IFRS and non-GAAP financial measure and refers to the~~ The cash inflow available to the Company after deducting operating expenses (adjusted by depreciation and amortization expenses), taxes, and customary non-cash expenses such as the changes in net working capital and capital expenditures (Capex), and the delta to budget. Adjusted Free Cash Flow is calculated by removing non-recurring, irregular, or non-operational items that are typically reflected in compliant financial filings.

2.	By removing the strikethrough text and adding the bolded and underlined text to the first sentence in the first full paragraph on page 36 in Item 8(c) “Certain Financial Projections Utilized by the Company Boards and Goldman Sachs” – “Non-IFRS and Non-GAAP Financial Measures”:

“The Company Projections as set forth above ~~regarding Adjusted EBIT, Capex and Adjusted Free Cash Flow~~ are measures not calculated in accordance with IFRS or GAAP, except for Revenue and Other Operating Income.”

3.	By adding a new section titled “Legal Proceedings” as Item 8(e) on page 37 immediately after Item 8(d) “Risks relating to potential repayment obligations under the Advance Purchase Agreement with the European Commission for the Company’s first-generation COVID-19 vaccine candidate” as follows:

“(e)      Legal Proceedings

Two complaints have been filed as individual actions in the Supreme Court of the State of New York by purported shareholders of the Company against the Company and the Supervisory Board Members in connection with the Transactions: Miller v. CureVac N.V., et al, No. 659584/2025 (Sup. Ct. N.Y. Cnty. Filed Nov. 5, 2025); and Thompson v. CureVac N.V., et al., No. 659589/2025 (Sup. Ct. N.Y. Cnty. Filed Nov. 5, 2025) (together, the “Shareholder Litigation”). The Shareholder Litigation alleges negligence and negligent misrepresentation and concealment claims under New York common law relating to the Schedule 14D-9. The plaintiffs in the Shareholder Litigation seek (i) injunctive relief preventing the consummation of the Transactions until such time that the Supervisory Board Members have disclosed the information demanded by the plaintiffs in the Schedule 14D-9; (ii) actual and punitive damages or rescission in the event the Transactions are consummated; (iii) an award of plaintiffs’ fees and expenses in connection with the litigation, including reasonable attorneys’ and experts’ fees and expenses; and (iv) a grant of such other and further relief as the court deems just and proper.

Additionally, between October 28, 2025 and the date of this Amendment, the Company received fifteen demand letters (collectively the “Demand Letters”, and together with the Shareholder Litigation, the “Litigation Matters”) from purported shareholders of the Company, generally alleging that the Schedule 14D-9 contains alleged misstatements and omissions in violation of federal securities laws and state and common law. The Demand Letters demand that the Company, the Supervisory Board and/or the Management Board issue certain corrective or supplemental disclosures.

The Company believes that the disclosures set forth in the Schedule 14D-9 comply with applicable law and that the claims asserted in the Litigation Matters are without merit.

Additional demand letters may be received by or additional complaints may be filed against the Company, the Company Boards and/or Buyer in connection with the Transactions, the Schedule TO and the Schedule 14D-9.”

4.	By renumbering Item 8(e) “Cautionary Note Regarding Forward-Looking Statements” to Item 8(f) “Cautionary Note Regarding Forward-Looking Statements”.

5.	By renumbering Item 8(f) “Additional Information and Where to Find It” to Item 8(g) “Additional Information and Where to Find It”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CureVac N.V.
(Registrant)

Date: November 25, 2025	By:	/s/ Alexander Zehnder
Chief Executive Officer